Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2008

J. Michael Lauer
Executive Vice President and Chief Financial Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, WI 53202

Re: **MGIC Investment Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed February 29, 2008
    File Number: 001-10816

Dear Mr. Lauer:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Financial Condition, page 70

1.   Please disclose a breakdown of the portion of your investment portfolio covered by the financial guaranty industry by credit rating, including the rating without the guarantee. Disclose any significant concentration in a guarantor.

Liquidity and Capital Resources, page 73

Contractual Obligations, page 77

2.   Please revise your disclosure to clarify whether you can make reasonably reliable
        estimates of the amount and period in which the uncertain tax liabilities will be
        paid. If you believe the amount and payment cannot be reliably estimated,
        disclose the amounts excluded and the basis for exclusion. Also, please explain
        why you did not include the $1.2 billion for the premium deficiency reserve in the
        table as it appears to be part of the loss reserves.

Critical Accounting Policies, page 78

Loss reserves and premium deficiency reserves, page 78

3.   Please revise your disclosure to describe the nature of the additional information
        that was obtained and the specific assumptions that changed in connection with
        the premium deficiency recorded on the Wall Street bulk transactions. Please
        clarify why this information was not available in earlier periods. In addition,
        please include quantified and narrative disclosure of the impact that reasonably
        likely changes in the key assumptions you have used to calculate the premium
        deficiency reserve would have on the financial statements.

Investment Portfolio, page 81

4.   You state that you use pricing services to determine the fair value of your
        portfolio. Your disclosure should enable the investor to understand how you
        establish the fair value of your investments when market quotations are not
        available. Please revise your disclosure to address the following, if material:
        •   Disclose the nature and the amount of your portfolio for which market
                quotations are not used to obtain fair value, preferably in a tabular format;
        •   Describe the methods used to estimate fair value;
        •   Disclose the significant assumptions and other inputs used in your
                valuation models and describe how these were derived; and
        •   Disclose whether the valuation models used have changed from prior
                periods.

2. Basis of Presentation and summary of significant accounting policies, page 90

5.   Please tell us your operating segments as defined in SFAS 131. If your Wall
        Street bulk transactions is an operating segment, please tell us the reasons for
        aggregating this segment with your other transactions. Please discuss the
        aggregation criteria in paragraph 17 of SFAS 131.

Investments, page 90

6.   Your disclosure here as well as in other portions of the document makes reference to the use of a third party pricing service. While you are not required to make these references, when you do, you must also disclose the name of the third party pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the third party pricing service.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-361 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant